    As filed with the Securities and Exchange Commission on December 17, 1997
                                                           File No. 811-


                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                       F O R M

                                        N-8B-2





                   REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                        WHICH ARE CURRENTLY ISSUING SECURITIES

                           Pursuant to Section 8(b) of the
                            Investment Company Act of 1940



                LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
                            Name of Unit Investment Trust




 / Not the issuer of periodic payment plan Certificates.
-

XX/ Issuer of periodic payment plan Certificates. (Only for -- purposes of information provided herein.)

I.  ORGANIZATION AND GENERAL INFORMATION

    1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

                   Lincoln Life Flexible Premium Variable Life Account M (hereinafter referred to as the "Separate Account"). The Separate Account is not a separate legal entity and therefore does not have an Employer Identification Number ("EIN") separate from that of its depositor, The Lincoln National Life Insurance Company.

         (b) Furnish title of each class or series of securities issued by the trust.

                   Flexible Premium Variable Life Insurance Policies
                   ("Policies").

    2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

              The Lincoln National Life Insurance Company (hereinafter referred to as the "Company", "Lincoln Life" and/or "Depositor"), 1300 South Clinton Street, Fort Wayne, Indiana 46801. Its EIN is 23-2044248.

    3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

              The Lincoln National Life Insurance Company (hereinafter referred to as "Lincoln Life") acts as the Custodian of the assets of the Separate Account. The Separate Account has no trustee.

    4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

              Lincoln Life serves as the principal underwriter for the Separate Account.

    5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

              State of Indiana.

    6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                   The Separate Account was established under Indiana law pursuant to a resolution of the Board of Directors of the Company on December 2, 1997. The resolution will continue in effect until terminated or amended by the Board of Directors.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                   Not applicable.

    7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                   Not Applicable.

    8.   State the date on which the fiscal year of the trust ends.

              December 31.

    MATERIAL LITIGATION

    9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

              To be filed by amendment.

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST.

    GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

    10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)  Whether the securities are of the registered or bearer type.

                   Each class of the securities of the Separate Account is of the registered type insofar as the Policy is personal to the owner of the Policy (hereinafter referred to as "Policyowner") and records concerning the Policyowner are maintained by or on behalf of the Company.

         (b) Whether the securities are of the cumulative or distributive type.

                   The Policy is of the cumulative type providing for no direct distribution of income, dividends or capital gains. Rather, such amounts are reflected in the Policy value and death benefit of the Policy.

         (c) The rights of security holders with respect to withdrawal or redemption.

                   Incorporated herein by reference to the Prospectus filed concurrently herewith as a part of a Registration Statement on Form S-6 under the Securities Act of 1933 describing individual flexible premium variable life insurance policies (the "Prospectus"); specifically, the section titled "Surrenders".

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                   Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Premium
                   Payments;Transfers", and "Surrenders" and "Other Policy Provisions".

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                   Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Lapse and
                   Reinstatement".

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                   Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Lincoln Life; The Variable Account"; "The Funds - Voting Rights".

         (g)  Whether security holders must be given notice of any change in:

              (1)  the composition of the assets of the trust.

                        Notice must be given of any such change.

              (2) the terms and conditions of the securities issued by the trust.

                        Notice must be given of any such change.

              (3)  the provisions of any indenture or agreement of the trust.

                        There is no indenture or agreement of trust relating to the Separate Account.

              (4)  the identity of the depositor, trustee or custodian.

                        Notice is required of a change in the identity of the depositor. The depositor is also the custodian. The Separate Account has no trustee.

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

              (1)  the composition of the assets of the trust.

                        Consent of the Policyowners is not required when changing the underlying securities of the Separate Account.

                        However, to change such securities, approval of the Securities and Exchange Commission is required by
                        Section 26(b) of the 1940 Act.

              (2) the terms and conditions of the securities issued by the trust.

                        Except as is required by Federal or State law or regulation, no change in the terms and conditions of a policy can be made without consent of a Policyowner.

              (3)  the provisions of any indenture or agreement of the trust.

                        Not applicable.  See response to Item 10(g)(3).

              (4)  the identity of the depositor, trustee or custodian.

                        Consent of Policyowners is necessary with respect to any change in the identity of the depositor or custodian, where required by state insurance law;
                        a change in the depositor is also subject to state insurance department review and approval.

         (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                   Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Death Benefit" and "Premium Payments; Transfers".

    INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

    11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. If the trust owns or will own any securities of its regular brokers or dealers as defined in Rule 10b-1 under the Act, or their parents, identify those brokers or dealers and state the value of the registrant's aggregate holding of the securities of each subject issuer as of the close of the registrant's most recent fiscal year.

              Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Variable Account" and "The Funds."

    12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)  Name of company.

                   The Lincoln National Life Insurance Company

         (b)  Name and principal business address of Depositor.

                   1300 South Clinton Street, Fort Wayne, IN 46801

         (c)  Name and principal business address of trustee or custodian.

                   Not applicable.

         (d)  Name and principal business address of principal underwriter.

                   The Lincoln National Life Insurance Company
                   1300 South Clinton Street
                   Fort Wayne, Indiana  46801

         (e) The period during which the securities of such company have been the underlying securities.

                   The Separate Account has not started operations and does not yet invest in these underlying securities.

    INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

    13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

              (A)  the nature of such load, fee, expense, or charge;

              (B)  the amount thereof;

              (C) the name of the person to whom such amounts are paid and his relationship to the trust;

              (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

         (f) State whether the depositor , principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13( a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                   Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Highlights - Charges and Fees" and "Charges; Fees".


    INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

    14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              The Policies are sold by Lincoln Life. To purchase a Policy, a completed application must be sent to Lincoln Life at its home office.  The Company generally will not issue policies to insure persons older than age 80.  The minimum Specified
              Amount of a Policy is $50,000.   Acceptance is subject to the
              Company's underwriting rules and the Company may, at its sole discretion, except in California, reject any application or premium for any reason.

    15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Variable Account".

    16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Shares of the underlying securities, which are shares of open-end management investment companies registered under the Investment Company Act of 1940 or separate investment series thereof (each, a "Portfolio"), are sold to the Separate Account in connection with Net premium payments allocated to the Subaccount in accordance with a Policyowner's instructions. The Separate Account will redeem shares of a Portfolio to process transfers, policy loans or surrenders and generally to meet contract obligations or make adjustments in reserves. A Portfolio will sell and redeem its shares at net asset value which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

    17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

                   Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Surrenders", "Policy Loans", "Settlement Options", and "Short-Term Right to Cancel the Policy".


         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                   The Company is required by the terms of the Policy to honor surrender requests. The Portfolios will redeem their shares upon the Company's request in accordance with the Investment Company Act of 1940.

         (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                   Once a Policy is fully surrendered, it is canceled and may not be reissued.

    18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   All distributions to the Separate Account will be reinvested in shares of the appropriate Portfolio. Such reinvestment will be automatic and at net asset value.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                   Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                   The assets of the Separate Account which are allocable to the Policies constitute the reserves for benefits under the Policies. The Company's general assets are also available to satisfy its obligations under the Policies.

         (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                   No distributions have been made.

    19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

              The Company intends to administer the Separate Account and the Policy pursuant to a service agreement.

              At least once each year a report will be sent to the Policyowner which shows the current Policy Value, Death Benefit, Cash Surrender Value, Policy debt, partial surrenders, earnings, premiums paid and deductions made since the last annual report. The Company will also include any information required by state law or regulation. In addition, the Company will send to the Policyowner the reports required by the 1940 Act.

              Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as a part of a Registration Statement on Form S-6: "Other Matters - Reports to Policy Owners". (See Exhibit 1(9) of the Registration Statement.)


    20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)  Amendments to such indenture or agreement.

                   Not applicable.

         (b)  The extension or termination of such indenture or agreement.

                   Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                   Lincoln Life acts as custodian of the securities of the Separate Account. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.


         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                   Not applicable.


         (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                   There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                   There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed. But see Item 10(h)(4).

    21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                   Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Policy Loans".

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                   Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Policy Loans".

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                   Not applicable as no such loans have been made.

    22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

              Not applicable.

    23. Describe any bonding arrangement for officers, directors, partners or employees of the Depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

              The officers and employees of Lincoln Life are covered under a blanket fidelity bond which provides coverage of up to $25,000,000 per occurrence and $50,000,000 in aggregate.

    24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

              Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Other Policy Provisions" and "Other Matters."

III.ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR.

    ORGANIZATION AND OPERATIONS OF DEPOSITOR

    25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

              The Lincoln National Life Insurance Company ("Lincoln Life") is a stock life insurance company incorporated under the laws of Indiana on June 12, 1905. Lincoln Life is wholly owned by Lincoln National Corporation, a publicly held insurance holding company incorporated under Indiana law on January 5, 1968. The principal office of Lincoln Life is located at 1300 South Clinton Street, P.O. Box 1110, Fort Wayne, IN 46801. The principal office of Lincoln National Corporation is 200 East Berry Street, Fort Wayne, IN 46802. Through subsidiaries, Lincoln National Corporation engages primarily in the issuance of health-life insurance and annuities, property-casualty insurance, and other financial services.

    26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith:

                   Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company:

                   (1)  The nature of such fee or participation.
                   (2)  The name of the person making payment.
                   (3) The nature of the services rendered in consideration for such fee or participation.
                   (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                   Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Funds--Fund Participation Agreements".

    27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities herewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

              Lincoln Life is principally engaged in offering both individual and group life insurance policies and annuity policies, and ranks among the ten largest United States stock life insurance companies in terms of assets and life insurance in force.
              Lincoln Life is also one of the leading life insurers in the United States. Lincoln Life is licensed in all states (except New York) and the District of Columbia, Guam, and the Virgin Islands.

    OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

    28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                    i.  name and principal business address;
                   ii. nature of relationship or affiliation with depositor of the trust;
                  iii.  ownership of all securities of the depositor;
                  iv.   ownership of all securities of the trust;
                   v. other companies of which each of the persons named above is presently an officer, director, or a partner.

                        The depositor of the trust is:

                        The Lincoln National Life Insurance Company
                        1300 South Clinton Street
                        Fort Wayne, IN 46801

                   There are no natural persons directly or indirectly owning controlling or holding power to vote 5% of more of the outstanding voting securities of the depositor.
                   Lincoln Life is a wholly-owned subsidiary of The Lincoln National Corporation. Lincoln Life's address is:

                        The Lincoln National Life Insurance Company
                        1300 South Clinton Street
                        Fort Wayne, IN 46801.
                        (See "b" below).

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                   Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Other Matters; Directors and Officers of Lincoln Life."

    COMPANIES OWNING SECURITIES OF DEPOSITOR

    29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor:

              i.  Name and principal business address;
             ii.  Nature of business; and
            iii.  Ownership of all securities of the depositor.

                     See Item 25.

    CONTROLLING PERSONS

    30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

              None.


    COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

    COMPENSATION OF OFFICERS OF DEPOSITOR

    31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

              (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

              (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

              (c) indirectly or through subsidiaries to each of the officers or partners of the depositor

                        Not applicable.


    COMPENSATION OF DIRECTORS

    32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

              (a)  the aggregate direct remuneration to directors

              (b)  indirectly or through subsidiaries to directors

                        Not applicable.


    COMPENSATION TO EMPLOYEES

    33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statement filed herewith from the depositor and any of its subsidiaries.

         (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                   Not applicable.

    COMPENSATION TO OTHER PERSONS

    34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

              Not applicable.

IV. DISTRIBUTION AND REDEMPTION OF SECURITIES


    DISTRIBUTION OF SECURITIES

    35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

              No sales are currently being made. It is presently proposed to sell the policies in the states where Lincoln Life is licensed to do business and where there is permissive legislation or regulation. In response to (c), See Item 36.

    36. If sales of the trust's securities have at anytime since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

              Not applicable.

    37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                   (1)  Name of officer, agency or body.
                   (2)  Date of denial.
                   (3)  Brief statement of reason given for denial.

                           Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                   (1)  Name of officer, agency or body.
                   (2)  Date of revocation.
                   (3)  Brief statement of reason given for revocation.

                           Not applicable.

    38. (a) Furnish a general description of the method of distribution of securities of the trust.

                   The Policy will be sold by individuals who, in addition to being licensed as life insurance agents, are also registered representatives of Lincoln Life. Lincoln Life is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities
                   Dealers, Inc.

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                   Not applicable.

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof.
              In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                   Commission information will be included in the Separate Account's registration statement (Exhibit 1(3)(c)) on Form S-6 and is hereby incorporated herein by reference to this Item.

    INFORMATION CONCERNING PRINCIPAL UNDERWRITER

    39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                   The Lincoln National Life Insurance Company, a wholly owned subsidiary of Lincoln National Corporation, is the principal underwriter. Lincoln Life was incorporated under the laws of Indiana on June 12, 1905.

         (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                   No Policies of the Separate Account are currently being distributed. The principal underwriter is a member of the National Association of Securities Dealers, Inc.

    40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith:

                   i.   Name of principal underwriter;
                  ii.   Year;
                 iii.   Total payments by security holders;
                 iv. Amounts received of (A) sales loads; (B) administrative fees; (E) management fees; (D) other fees; and (E) aggregate load, fees, etc.

                        Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                   (1)  The nature of such fee or participation.
                   (2)  The name of the person making payment.
                   (3) The nature of the services rendered in consideration for such fee or participation.
                   (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                        Not applicable.

    41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                   Lincoln Life is also the principal underwriter for certain variable contracts issued by Lincoln Life and its affiliates:

                   Fund A - annuities
                   Separate Account C - annuities
                   Separate Account D - life insurance policies
                   Separate Account E - annuities
                   Separate Account F - life insurance policies
                   Separate Account G - life insurance policies
                   Separate Account H - annuities
                   Separate Account J - life insurance policies
                   Separate Account K - life insurance policies
                   Separate Account L - annuities
                   Separate Account N - annuities

                   which are separate accounts of Lincoln Life registered as unit investment trusts, with the exception of Fund A, which is an open-end management investment company, under the Investment Company Act of 1940; and Separate Account M of Lincoln Life & Annuity Company of New York. These accounts were established to fund variable contracts. Lincoln Life is also a principal shareholder with controlling interest of Lincoln Advisor Funds, Inc., an open-end management investment company.

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                   Not applicable. The sale of the Policies has not yet commenced.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                   Not applicable.

    42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter:

              i.   Name and principal business address; and
             ii.   Ownership of securities of the trust.

                   Not applicable. There are no Policies of the Separate Account currently being distributed.

    43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                   Not applicable.

    OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

    44. (a) Furnish the following information with respect to the method of valuation used by the trust for purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

              (1) The source of quotations used to determine the value of portfolio securities.

                        Shares of each Portfolio held by the Separate Account are valued at net asset value per share as supplied to Lincoln Life by the applicable underlying investment company.

              (2) Whether opening, closing, bid, asked or any other price is used.

                        See response to Item 44(a)(1).

              (3) Whether price is as of the day of sale or as of any other time.

                        See response to Item 16. If received before 4:00 p.m. Eastern time, the price will be determined as of 4:00 p.m. If received after 4:00 p.m., the next day's price will be used.

              (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                        The Separate Account's assets and liabilities are valued in accordance with generally-accepted accounting principles on an accrual basis. The Company does not anticipate any substantial federal tax liability at present and, therefore, has not created a provision for taxes, but reserves the right to do so in the future.

              (5) Other items which registrant adds to the net asset value in computing offering price of its securities:

                        See response to Item 13.

              (6)  Whether adjustments are made for fractions:

                         (i) before adding distributor's compensation (load);
                             and
                        (ii) after adding distributor's compensation (load).

                        Appropriate adjustments will be made for fractions in all computations.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

                   1.   Value of portfolio securities
                   2.   Value of other assets
                   3.   Total (1 plus 2)
                   4.   Liabilities (include accrued expenses and taxes)

                   5.   Value of net assets (3 minus 4)
                   6.   Other charges
                        (a) odd lot premiums
                        (b) brokerage commissions
                        (c) fees for administration
                        (d) fees for custodian or trustee
                        (e) fees for registrar or transfer agent
                        (f) transfer taxes
                        (g) reserves
                        (h) others
                        (i) total, 6(a) through 6(h), inclusive
                   7.   Adjusted value of net assets (5 plus 6(i))
                   8.   Number of units outstanding
                   9.   Net asset value per unit (four decimals)
                        (a) excluding other charges (5 divided by 8)
                        (b) including other charges (7 divided by 8)
                   10.  Adjustment of 9(b) for fractions
                   11.  Adjusted net asset value per unit
                   12.  Offering price (show four decimals)
                        (If any sales load is charged, indicate amount, and apply percentage load to 11 or other applicable base, indicating base.)
                   13.  Adjustment of 12 for fractions
                   14.  Offering price
                   15. Accumulated undistributed income per unit (if not included in 3 and 9)
                   16.  Adjusted price (14 plus 15)
                   17.  Effective load per unit
                        (a)  In dollars (16 - [9(a) + 15])
                        (b)  In percentage (17(a) of [9(a) + 15])

                   As of the filing date of this Form N-8B-2, the Policies have not been offered to the public.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                   The Company does not require a premium payment of a fixed amount at fixed intervals for a specified time period. A Policyowner may, subject to certain limitations, pay premiums at any frequency in any amount. Nonetheless, Policyowners will need to pay sufficient premiums to maintain adequate cash value to pay monthly charges, including the cost of insurance. The cost of insurance will vary, depending upon the insured's issue age, sex, and risk classification. In addition, there will be additional charges if optional insurance benefits are elected.

                   Thus, for the Policy to remain in force, a Policyowner will need to take the cost of insurance, as well as other factors such as investment performance, into consideration in determining the amount and frequency of premium payments.

    45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

              (a)  by whose action redemption rights were suspended.

              (b) the number of days' notice given to security holders prior to suspension of redemption rights.

              (c)  reason for suspension.

              (d)  period during which suspension was in effect.

                        Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

    46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

              (1) The source of quotations used to determine the value of portfolio securities.

                        See response to Item 44(a)(1).

              (2) Whether opening, closing, bid, asked or any other price is used.

                        See response to Item 44(a)(2).

              (3) Whether price is as of the day of sale or as of any other time.

                        See response to Item 44(a)(3).

              (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                        See response to Item 44(a)(4).

              (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                        See response to Item 13.

              (6)  Whether adjustments are made for fractions.

                        See response to Item 44(a)(6).

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form:

                   1.   Value of portfolio securities
                   2.   Value of other assets
                   3.   Total (1 plus 2)
                   4.   Liabilities (include accrued expenses and taxes)
                   5.   Value of net assets (3 minus 4)
                   6.   Other charges
                        (a)  odd lot premiums
                        (b)  brokerage commissions
                        (c)  fees for administration
                        (d)  fees for custodian or trustee
                        (e)  fees for registrar or transfer agent
                        (f)  transfer taxes
                        (g)  reserves
                        (h)  others
                        (I)  total, 6(a) through 6(h), inclusive
                   7.   Adjusted value of net assets (5 minus 6(i))
                   8.   Number of units outstanding
                   9.   Net asset value per unit (four decimals)
                        (a)  excluding other charges (5 divided by 8)
                        (b)  including other charges (7 divided by 8)
                   10.  Adjustment of 9(b) for fractions
                   11.  Adjusted net asset value per unit
                   12.  Redemption charge
                   13.  Adjusted redemption price
                   14. Accumulated undistributed income per unit (if not included in 3 and 9)
                   15.  Actual redemption price (13 plus 14)
                   16.  Effective redemption fee per unit
                        (a)  in dollars ((9(a) + 14) - 15)
                        (b)  in percentage (16(a) of (9(a) + 14))

                        Not applicable. Policies have not yet been offered or sold.

    47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

              Net premium payments allocated to each Subaccount of the Separate Account will be invested in shares of the corresponding Portfolio of the Fund at net asset value and the method of valuation of such underlying securities does not differ from that set forth in Items 44 and 46. The Company is the owner of the Portfolio shares held in the Separate Account. Portfolio shares are not available to the general public.

V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

    48. Furnish the following information as to each trustee or custodian of the trust.

              (a)  Name and principal business address.

              (b)  Form of organization.

              (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

              (d)  Name of governmental supervising or examining authority.

                   Lincoln Life acts as custodian of the Separate Account's assets.

    49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

              Not applicable.

    50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

              Under the laws of Indiana, the assets in the Separate Account attributable to the Policies are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Separate Account shall, however, be available to cover the liabilities of the General Account of the Company to the extent that the Separate Account's assets exceed its liabilities arising under the Policies supported by it.

VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

    51. Furnish the following information with respect to insurance of holders of securities:

         (a)  The name and address of the insurance company.

                   The name and address of Lincoln Life are set forth in the response to Item 2.

         (b)  The types of policies and whether individual or group policies.

                   The Policy is a flexible premium variable life insurance policy which is issued on an individual basis. Under circumstances described in Item 10(d), the Policy may be converted to a fixed benefit policy. Various fixed, optional insurance benefit riders to the Policy may also be offered.

         (c)  The types of risks insured and excluded.

                   Lincoln Life assumes the risk that the deduction made for mortality risks will prove inadequate to cover actual mortality costs. Lincoln Life also assumes the risk that deductions for expenses may be inadequate.

         (d)  The coverage of the policies.

                   The Minimum Specified Amount of a Policy is $100,000. Death Benefit proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

         (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                   The recipient of the benefits of the insurance undertakings described in Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the Policyowner as stated in the application for the Policy or as subsequently modified by the Policyowner. There is no limitation on the use of the proceeds.

         (f)  The terms and manner of cancellation and of reinstatement.

                   The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while the Policy remains in force except in the case of lapse.

         (g) The method of determining the amount of premiums to be paid by holders of securities.

                   See response to Item 44(c).

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                   Not applicable.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                   No other person other than Lincoln Life receives any part of the amounts deducted for assumption of mortality and expense risks.

         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                   None.

VII.  POLICY OF REGISTRANT

    52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                   The responses to Items 10(g) and (h) are incorporated herein by reference with respect to Lincoln Life's right to substitute other investments for shares in any portfolio of the Fund.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

              (1)  Title of security.

              (2)  Date of elimination.

              (3)  Reasons for elimination.

              (4) The use of the proceeds from the sale of the eliminated security.

              (5)  Title of security substituted, if any.

              (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated persons of the foregoing were involved in the transaction.

              (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                        Not applicable.

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

              (1)  the grounds for elimination and substitution;

              (2) the type of securities which may be substituted for any underlying security;

              (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

              (4) whether such substituted securities may be the securities of another investment company; and

              (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                        See response to Items 10(g) and 10(h).

         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                   None.

REGULATED INVESTMENT COMPANY

    53.  (a)  State the taxable status of the trust.

                   Lincoln Life is presently taxed as a life insurance company under subchapter L of the Internal Revenue Code of 1954. Lincoln Life will include the operations of the Separate Account in its tax return. Lincoln Life does not initially expect to incur any income tax upon the operations of the Separate Account. If, however, it determines that it may incur such taxes, it may assess a charge for those taxes from the Separate Account.

         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                   Not applicable.  See response to Item 53(a).

VIII.  FINANCIAL AND STATISTICAL INFORMATION

    54. If the trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities:

         At the end of each of registrant's past 10 fiscal years:

              (i)  Year;
             (ii)  Total number of shares;
            (iii)  Asset value per share;
            (iv)   Dividends paid per share.

              Not applicable.

    55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust. [form of transcript omitted]

              Not applicable.

    56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.
         [form of schedule omitted]

              Not applicable.

    57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust. [form of table omitted]

              Not applicable.

    58. If the trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date. [form of table omitted]

              Not applicable.

    59.  Financial Statements

    FINANCIAL STATEMENTS OF THE TRUST

         The financial statements of the Separate Account will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. At that point, they will be incorporated by reference.

    FINANCIAL STATEMENTS OF THE DEPOSITOR

         The financial statements of Lincoln Life will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant to the Securities Act of 1933. At that point, they will be incorporated by reference.

IX. EXHIBITS

    A. (1) Resolution of the Board of Directors of Lincoln Life authorizing establishment of the Separate Account.**

         (2)  Not applicable.


         (3)  (a) Form of Selling Group Agreement*

              (b) Commission Schedule for Variable Life Policies*

         (4) Not applicable.

         (5)  (a) Proposed Form of Policy**
              (b) Optional Methods of Settlement Rider**
              (c) Form of Application**

         (6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration on Form N-4 (File No. 333-38007) filed on October 16, 1997.

              (b) Bylaws of The Lincoln National Life Insurance Company are incorporated herein by reference to Registration on Form N-4 (File No. 33-27783) filed on December 5, 1996.

         (7) Not applicable.

         (8) Fund Participation Agreements.

              Agreements between The Lincoln National Life Insurance Company and:

                   (a)  AIM Variable Insurance Funds, Inc.*
                   (b)  CIGNA Variable Products Group*
                   (c)  Fidelity Variable Insurance Products Fund*
                   (d)  Fidelity Variable Insurance Products Fund II*
                   (e)  MFS-Registered Trademark- Variable Insurance Trust*
                   (f)  Templeton Variable Products Series Fund*
                   (g)  OCC Accumulation Trust*

         (9) Form of Services Agreement between The Lincoln National Life Insurance Company and Delaware Management Company is incorporated herein by reference to Registration on Form S-6 (File No. 333-40745) filed on November 21, 1997.

         (10) See Exhibit 1(5)(c)

         (11) Consent of Independent Accountants*

         (12) Opinion and Consent of Counsel*

         (13) Actuarial Opinion and Consent*

         (15) Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii)*


* Exhibits to be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the registrant pursuant to the Securities Act of 1933, and which will at that point be incorporated herein by reference.

** Incorporated herein by reference from the registration statement for the Separate Account on Form S-6.

    B.   (1)  Not applicable.

         (2)  Not applicable.

    C.   Not applicable.

    Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Fort Wayne and State of Indiana on the ___ day of __________, 1997.


                LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
                                 (Name of registrant)


[SEAL]        BY:  The Lincoln National Life Insurance Company
                             (Depositor)


              BY:  /s/ Jon A. Boscia
                   ---------------------------------------
                   Jon A. Boscia, President
                   The Lincoln National Life Insurance Company

Attest:



-------------------------------------------------

The Lincoln National Life Insurance Company